EXHIBIT 99.1

Osisko Development Strengthens Board with Appointment of  Stephen Quin as Independent Director

MONTREAL, Dec. 05, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of Mr. Stephen Quin, a seasoned mining executive, as independent director to the Company's board of directors effective immediately.

"On behalf of the entire Board, we are delighted to welcome a director of Stephen's calibre, and a veteran of the mining sector, to the board of directors of Osisko Development," commented Sean Roosen, Founder, Chairman and CEO. "With over 40 years of experience in the mining sector, Stephen's exceptional technical expertise, proven leadership experience and strong strategic acumen, will greatly enhance our Board as we position the Company for success. Through his prior roles as the former President & COO of Capstone Mining—and President & CEO of Sherwood Copper prior to its merger—Mr. Quin has demonstrated a strong commitment to responsible mine development & operation, while maximizing shareholder value. Notably, he was responsible for successfully permitting, funding, and constructing the Minto copper-gold mine in the Yukon, Canada, which was completed on time & budget. Stephen's comprehensive track record and diverse industry exposure through practically all facets of the mining cycle—from discovery to operation—make him an invaluable asset as we advance Cariboo toward construction. His appointment reflects strong confidence in the quality of the Cariboo project and its potential to become one of Canada's next large-scale gold mines."

Mr. Quin holds a BSc (Honours) in Mining Geology from the Royal School of Mines, London, and brings over 40 years of experience across all stages of the mining industry, from exploration through operations and closure. Most recently, he spent a decade as President & CEO of Midas Gold Corp. (now Perpetua Resources Corp.) advancing a large-scale gold-antimony project from a maiden mineral resource through completion of a feasibility study. Prior to that, he held senior leadership roles including President & COO of Capstone Mining Corp. and, before its merger with Capstone, President & CEO of Sherwood Copper Corp. Additionally, he served as Executive Vice President at Miramar Mining Corp. and its copper exploration affiliate, Northern Orion Exploration. Mr. Quin started his career with what became Imperial Metals Corp., where he was responsible for the advancement of their polymetallic copper-lead-zinc project.

Mr. Quin has a combination of technical, governance, and capital markets experience having led more than 30 studies on projects in the copper and gold sectors, ranging from mineral resource estimates and preliminary economic assessments to feasibility studies. He also has extensive experience with permitting, mine financing, development, operations and closure.

From a governance perspective, Mr. Quin has sat on and chaired numerous boards and board committees, and spearheaded governance enhancing initiatives. He has long championed ESG-focused practices, well before the term became widely recognized. On the capital markets front, Mr. Quin played a pivotal role in raising over C$1 billion in financing and has been involved in more than C$750 million in M&A transactions for companies where he served as CEO or a senior executive.

He currently serves as a non-executive director of Hot Chili Limited and Bravo Mining Corp., as well as the non-executive Chair of TDG Gold Corp.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.